Exhibit 99.1

LATAM continues to expand its network of destinations and announces new routes to Europe and Oceania

●	The group confirmed the resumption of its flights between Santiago (Chile) and Melbourne (Australia), in addition to the expansion of its codeshare agreement with the airline Voepass in Brazil, allowing its customers to access 13 new destinations in that country.

●	LATAM Cargo will start the operation of the route between Quito (Ecuador) and Brussels (Belgium).

●	Passenger traffic (measured in revenue passenger-kilometers - RPK) in March grew by 28.4% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased by 30.0%.

April 13, 2023 - LATAM group delivered the news of its operation for the coming weeks, highlighting the resumption of the route between Santiago and Melbourne (operated by LATAM Airlines Group) with three weekly flights from September 1 this year. LATAM Airlines Brazil also announced the expansion of its codeshare agreement with Voepass, allowing LATAM customers to access 13 new destinations within Brazil: Ipatinga, Barreiras, Feira de Santana, Valença, Paulo Afonso, Teixeira de Freitas, Lençóis, Fernando de Noronha, Uruguaiana, Santa Maria, Pelotas, Santo Ângelo and Aracati.

Finally, LATAM Cargo announced a new route between Quito and Brussels, with four weekly frequencies, allowing for the reduction of transport time and maximization of its transfer capacity between both places.

Operational statistics for March 2023

In March 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) grew by 28.4% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased by 30.0%. This implied that the load factor decreased 1.0 percentage points, reaching 80.1%.

In cargo, the load factor was 55.0%, which corresponds to a decrease of 5.6 percentage points compared to March 2022.

The following table summarizes the operational statistics for the month and the year to date for the main business units in LATAM:

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

	March				Year to Date
LATAM AIRLINES OPERATIONS	2023	2022	% Change		2023	2022	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,833	6,879	28.4%		26,529	20,855	27.2%
DOMESTIC SSC (1)	1,591	1,569	1.4%		4,807	4,870	-1.3%
DOMESTIC BRAZIL (2)	2,885	2,481	16.3%		8,880	7,733	14.8%
INTERNATIONAL (3)	4,357	2,829	54.0%		12,842	8,251	55.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,023	8,480	30.0%		32,737	25,913	26.3%
DOMESTIC SSC (1)	1,961	1,946	0.8%		5,871	6,007	-2.3%
DOMESTIC BRAZIL (2)	3,771	3,106	21.4%		11,323	9,451	19.8%
INTERNATIONAL (3)	5,291	3,427	54.4%		15,542	10,456	48.6%

PASSENGER LOAD FACTOR
SYSTEM	80.1%	81.1%	-1.0	pp	81.0%	80.5%	0.6	pp
DOMESTIC SSC (1)	81.1%	80.6%	0.5	pp	81.9%	81.1%	0.8	pp
DOMESTIC BRAZIL (2)	76.5%	79.9%	-3.4	pp	78.4%	81.8%	-3.4	pp
INTERNATIONAL (3)	82.3%	82.5%	-0.2	pp	82.6%	78.9%	3.7	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,753	4,767	20.7%		16,954	14,350	18.1%
DOMESTIC SSC (1)	2,149	2,064	4.1%		6,230	6,132	1.6%
DOMESTIC BRAZIL (2)	2,626	2,115	24.2%		7,810	6,537	19.5%
INTERNATIONAL (3)	978	588	66.5%		2,914	1,681	73.3%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	317	293	8.1%		902	836	7.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	575	483	19.1%		1,703	1,430	19.1%

CARGO LOAD FACTOR
SYSTEM	55.0%	60.6%	-5.6	pp	52.9%	58.4%	-5.5	pp

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 17 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3